Filed by National Oilwell Varco, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Registration No. 333-148885
Subject Company: Grant Prideco, Inc.
Commission File No.: 001-15423

NEWS	Clay Williams
National Oilwell Varco
(713) 346-7606

Quintin V. Kneen
Grant Prideco, Inc.
(281) 878-5612
(281) 878-5612
FOR IMMEDIATE RELEASE
NATIONAL OILWELL VARCO AND GRANT PRIDECO ANNOUNCE
EARLY TERMINATION GRANTED
HOUSTON, TX, March 7, 2008 — National Oilwell Varco, Inc. and Grant Prideco, Inc. today announced that the U.S. Department of Justice granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 related to NOV’s pending acquisition of Grant Prideco, Inc.
National Oilwell Varco is a worldwide leader in the design, manufacture and sale of equipment and components used in oil and gas drilling and production operations, the provision of oilfield services, and supply chain integration services to the upstream oil and gas industry.
Grant Prideco is a world leader in drill stem technology development and drill pipe manufacturing, sales and service; a global leader in drill bit and specialty tools, manufacturing, sales and service; and a provider of large-bore tubular products and services.
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Additional Information
In connection with the proposed transaction between National Oilwell Varco, Inc. and Grant Prideco, Inc., National Oilwell Varco filed a Registration Statement on Form S-4. Such registration statement includes a preliminary proxy statement of Grant Prideco, Inc. that also constitutes a preliminary prospectus of National Oilwell Varco, Inc. Grant Prideco, Inc. and its respective directors and officers may be deemed to be participants in the solicitation of proxies from its stockholders. Information about these persons can be found in Grant Prideco’s Annual Report on Form 10-K filed with the SEC, proxy statement filed with the SEC for the prior year’s annual meeting, and forms 8-K filed with the SEC since the date of filing of the Form 10-K, and additional information about such persons may be obtained from the preliminary proxy statement/prospectus and from the definitive proxy statement/prospectus when it becomes available. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE FORM S-4 AND PRELIMINARY PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a copy of such documents when they become available, without charge, from the SEC’s web site at www.sec.gov.